Exhibit 99(a)(5)(C)

COMPUCREDIT HOLDINGS CORPORATION ANNOUNCES

EXPIRATION AND RESULTS OF PUT OPTION FOR 3.625% CONVERTIBLE SENIOR NOTES

ATLANTA, GA, May 31, 2012 — CompuCredit Holdings Corporation (NASDAQ: CCRT) (“CompuCredit”) today announced the expiration of the option of the holders of its outstanding 3.625% Convertible Senior Notes due 2025 (the “Notes”), pursuant to the terms of the Notes and the indenture governing the Notes, to require the Company to purchase, on May 30, 2012 (the “Repurchase Date”), all or a portion of their Notes (the “Put Option”) at a price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest.

Under the terms of the Put Option, holders of the Notes had the opportunity to surrender the Notes for purchase pursuant to the Put Option prior to or at 5:00 p.m., New York City time, on the Repurchase Date and had the opportunity to withdraw any Notes previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on the Repurchase Date.

As of the expiration of the Put Option, Notes in the aggregate principal amount of $83,493,000 were validly surrendered and not validly withdrawn. CompuCredit accepted for purchase all of these Notes for a purchase price equal to 100% of the principal amount of the Notes. Following CompuCredit’s purchase of the Notes pursuant to the Put Option, $450,000 in aggregate principal amount of the Notes remains outstanding. The terms and other provisions of the indenture governing the Notes remain unchanged.

U.S. Bank National Association acted as paying agent for the Put Option. Additional information relating to the Put Option may be obtained from U.S. Bank National Association by calling 1-800-934-6802.

About CompuCredit

CompuCredit is a provider of various credit and related financial services and products to consumers who are underserved by traditional financial institutions. For more information about CompuCredit, visit www.CompuCredit.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements. These statements are based on current expectations, estimates and projections about the industry and markets in which CompuCredit operates, management’s beliefs, and assumptions made by management. It is important to note that actual results could differ materially from those projected in such forward-looking statements. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Reference is made to CompuCredit’s regulatory filings with the Securities and Exchange Commission for information and factors that may impact CompuCredit’s performance.